EXHIBIT 21.1

SUBSIDIARIES

Organic Recycling Technologies Inc. wholly owns and operates the following subsidiaries:

Company	State / Province of Incorporation	Date of Incorporation

Organic Recycling Technologies (China) Inc.	China, Guangdong	February 14, 2006
Organic Recycling Technologies, Ltd.	British Columbia	June 20, 2003
Organic Recycling Management, Inc.	British Columbia	June 20, 2003
Duro Enzyme Solutions Inc.	Canadian Corporation	August 10, 2000
EASI Studio Inc.	British Columbia, Canada	June 20, 2003
SuperNet Computing Inc.	British Columbia, Canada	June 20, 2003
EASI Games Inc.	British Columbia, Canada	June 20, 2003
EASI Education Inc.	Alberta, Canada	May 30, 2003
EASI Movies, Music TV Inc.	British Columbia, Canada	June 20, 2003
EAPI Center Inc.	Manitoba, Canada	September 5, 2003